UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

TOP KINGWIN LTD

(Exact name of registrant as specified in its charter)

Room 1304, Building No. 25, Tian’an Headquarters Center, No. 555

North Panyu Avenue, Donghuan Street

Panyu District, Guangzhou, Guangdong Province, PRC
Zip: 511400

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

This amendment to the Form 6-K (“Form 6-K/A”) is being filed to amend the Form 6-K initially filed by Top KingWin Ltd (the “Company”) with the Securities and Exchange Commission on September 30, 2024 (the “Original Form 6-K”). The Company is furnishing this Form 6-K/A to supplement its six-month unaudited interim consolidated financial statements with pertinent financial footnotes. Except as set forth in the foregoing, the Original Form 6-K is unchanged.

Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Unaudited Interim Consolidated Financial Statements as of June 30, 2024 and for the Six Months Ended June 30, 2024 and 2023
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Definition Linkbase Document
104*	Cover Page Interactive Data File formatted as Inline XBRL and contained in Exhibit 101

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top KingWin Ltd

Date: January 21, 2025	By:	/s/ Ruilin Xu
Ruilin Xu
Chief Executive Officer

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